Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                               September 21, 2012

VIA EDGAR

Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Surf a Movie Solutions Inc.
          Amendment No. 1 to Form 10-K for the year ended September 30, 2011 Filed September 21, 2012
          File No. 000-53855

Dear Ms. Cverkel:

     Pursuant to the Staff's comment letter dated September 7, 2012, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Form 10-K was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on September 21, 2012.

     The Staff's comments are reproduced in bold italics in this letter, and the Company's responses to the Staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form 10-K.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011

ITEM 9. CONTROLS AND PROCEDURES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 30

1. WE NOTE YOUR DISCLOSURE THAT YOUR FORM 10-K DOES NOT INCLUDE A REPORT OF MANAGEMENT'S ASSESSMENT REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING DUE TO A TRANSITION PERIOD ESTABLISHED BY RULES OF THE SEC FOR NEWLY PUBLIC COMPANIES. PLEASE NOTE THAT ALTHOUGH YOU ARE NOT REQUIRED TO HAVE AN ATTESTATION REPORT DONE BY YOUR INDEPENDENT PUBLIC ACCOUNTING FIRM, YOU ARE REQUIRED TO INCLUDE A REPORT OF MANAGEMENT'S ASSESSMENT REGARDING INTERNAL

     CONTROL OVER FINANCIAL REPORTING IN YOUR FORM 10-K DUE TO THE PASSAGE OF TIME SINCE YOUR INITIAL REGISTRATION STATEMENT AND THE NUMBER OF FORM 10-KS FILED SINCE THAT INITIAL REGISTRATION STATEMENT. PLEASE REVISE BY AMENDING YOUR FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011 TO INCLUDE THIS REPORT AS REQUIRED BY ITEM 308 OF REGULATION S-K.

Company response: The Company has included the report of management's assessment regarding internal control over financial reporting on page 30 of the 10-K.

SIGNATURES, PAGE 37

2. PLEASE REVISE THE SECOND HALF OF YOUR SIGNATURE PAGE, FOLLOWING "IN THE CAPACITIES INDICATED," TO INCLUDE THE SIGNATURE OF YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. IF SOMEONE HAS SIGNED IN MORE THAN ONE CAPACITY, INDICATE EACH CAPACITY IN WHICH HE HAS SIGNED. REFER TO FORM 10-K, GENERAL INSTRUCTIONS D.(2).

Company response: The Company has revised the second half of the signature page of the Form 10-K in compliance with this comment.

EXHIBIT 31.1 SECTION 302 CERTIFICATION

3. PLEASE REVISE ITEM 4 OF YOUR SECTION 302 CERTIFICATION TO INCLUDE THE LANGUAGE SET FORTH IN PARAGRAPH (B)(31) OF SECTION 601 OF REGULATION S-K IN ITS ENTIRETY. IN THIS REGARD, SINCE MANAGEMENT IS REQUIRED TO PROVIDE A REPORT ON ITS ASSESSMENT OF INTERNAL CONTROLS OVER FINANCIAL REPORTING IN THE FORM 10-K, AS NOTED IN THE COMMENT ABOVE, ITEM 4 OF YOUR CERTIFICATION SHOULD INCLUDE PARAGRAPH (B) WHICH CERTIFIES THAT YOU HAVE DESIGNED SUCH INTERNAL CONTROLS OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER YOUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. PLEASE REVISE BY FILING AN AMENDED FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011, ACCORDINGLY.

Company response: The Company has revised its Section 302 certification on
Exhibit 31.1 in compliance with this comment.

     Additionally, attached hereto as Exhibit "A", please find the written statement from the Company regarding the Company and its management being in possession of all facts relating to the Company's disclosure, and that they are responsible for the accuracy and adequacy of the disclosures they have made.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                         Very truly yours,


                                         /s/ Thomas E. Puzzo
                                         ---------------------------------------
                                         Thomas E. Puzzo

                                    EXHIBIT A

                           Surf a Movie Solutions Inc.
                           #149, 19744 Beach Boulevard
                       Huntington Beach, California 92648

                               September 20, 2012

VIA EDGAR

Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Surf a Movie Solutions Inc.
          Amendment No. 1 to Form 10-K for the year ended September 30, 2011 Filed September 21, 2012
          File No. 000-53855

Dear Ms. Cverkel:

     Pursuant to the staff's comment letter dated April 5, 2011, Surf a Movie Solutions Inc., a Nevada corporation (the "Company"), hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the referenced Current Report on Form 10-K and any amendments thereto, including any definitive filing thereof;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Thomas E. Puzzo, Esq., at (206) 522-2256, with any questions, comments or other communications to the Company.

                                          Very truly yours,

                                          SURF A MOVIE SOLUTIONS INC.


                                          /s/ Fadi Zeidan
                                          --------------------------------------
                                          Fadi Zeidan
                                          President

                                       3